UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 15, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amgen Inc.

File No. 000-12477 - CF#27534

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Amgen Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 4, 2011 and amended on March 15, 2012.

Based on representations by Amgen Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.47   through November 2, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sebastian Gomez Abero
Special Counsel